Filed Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Filer: Bats Global Markets, Inc.

Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

(SEC File No. for Registration Statement

on Form S-4 filed by CBOE Holdings, Inc.: 333-214488)

Fourth Quarter 2016 – Earnings Call

February 9, 2017

Disclaimers

Non-GAAP Financial Measures

To supplement Bats’ consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) and to better reflect period-over-period comparisons, Bats uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to improve overall understanding of

Bats’ current financial performance and its prospects for the future. Bats believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures, along with GAAP information, for reviewing financial results and evaluating its historical operating performance. The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release. The non-GAAP information is not prepared in accordance with GAAP and may not be comparable to non-GAAP information used by other companies.

Defined Terms

◆    Adjusted cash is defined as cash and cash equivalents and financial investments excluding cash received for payment of Section 31 fees.

◆   Adjusted earnings is defined as net income adjusted for amortization, acquisition-related costs, IPO costs, tax restructuring costs, and the net gain on the sale of a portion of our EuroCCP investment, net of the tax effects of these adjustments.

◆    EBITDA is defined as net income excluding interest, income tax provision and depreciation and amortization. Other companies may calculate EBITDA differently than Bats.

◆   Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, tax restructuring costs, gain on extinguishment of the revolving credit facility, and the net gain on the sale of a portion of our EuroCCP investment.

◆    Normalized EBITDA Margin represents Normalized EBITDA divided by revenue less cost of revenue.

◆    Normalized operating expenses is defined as operating expenses before acquisition-related costs, IPO costs and tax restructuring costs.

◆   Organic net revenue is defined as revenues less cost of revenues excluding revenues less cost of revenues of any acquisition for the quarter the business was acquired and the following year comparable quarter.

◆   Transaction fee net revenue is defined as transaction fees less liquidity payments and routing and clearing costs.

The reconciliation of non-GAAP items to the nearest GAAP alternative is included in the attached supplemental data.

Corporate Update and Outlook

◆CBOE Transaction

◆Record-Setting Financial Results in 2016

◆Existing Businesses Continue Strong Performance

▪U.S. Equities (excluding auctions) remains #1

▪U.S. ETF trading remains #1

▪European Equities and Trade Reporting remain #1

▪U.S. Options – Price-Time Priority market remains #1

◆Key Initiatives Progressing

▪Non-transaction revenue growth including expansion of proprietary market data

▪Continued to build momentum with our ETF listings business

▪Delivered a new auction product in January within our U.S. Options business and continue development on a complex product offering

4Q16 Results

Market Share

◆ U.S. Options market share increased to 11.5% from 8.9% last year

◆ Hotspot market share increased to 11.6% from 11.4% last year

*Our share of the publically reported institutional spot volume

4Q16 Results

Net Revenue

◆ Net revenue growth of 7% in the current quarter compared to last year, driven by non-transaction revenue

◆ Net revenue decrease compared to 3Q16 partially driven by a weak GBP

Net Income

◆ Net income increased 50% in the current quarter compared to the same period in the prior year

4Q16 Financial Highlights

$105.4 million net revenue

◆Net revenue increased 7% for the 4th quarter and 13% for the year

◆Organic net revenue also increased 7% for the 4th quarter and 11% for the year

◆Non-transaction revenue drove net revenue growth in the 4th quarter

Note: In local currency, European Equites net revenue grew 20% over last year, driven by increases in net transaction revenue, market data and connectivity fees.

4Q16 Financial Highlights

Normalized operating expenses decreased slightly in the quarter to $48.3 million from $48.5 million in the same quarter last year

4Q16 Normalized Operating Expenses

4Q16 Financial Highlights

$38.5 million adjusted earnings

35% increase in adjusted earnings

4Q16 Financial Highlights

Leverage ratio well below maximum

Available liquidity of $156.4 M*

* Includes adjusted cash and financial instruments

Summary

◆ Continue to make progress on the CBOE integration with an expected closing date by the end of the 1st quarter;

◆  Grew non-transaction revenue 10% for the quarter and 15% for the full year 2016;

◆ Accelerated momentum in our ETF Trading and Listings business with a strong December and great start in January;

◆  Strong performance in U.S. Options as we generated 11.5% market share for the quarter.

SUPPLEMENTAL DATA

Disclaimers

Cautionary Statements Regarding Forward-Looking Information

This presentation contains certain statements regarding intentions, beliefs and expectations or predictions for the future of Bats Global

Markets, Inc. (“Bats”) and CBOE Holdings, Inc. (“CBOE”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that Bats filed with the Securities Exchange Commission

(“SEC”) on December 12, 2016.

Neither Bats nor CBOE undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Disclaimers

Additional Information Regarding the Transaction and Where to Find It

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. This presentation is being made in respect of the proposed merger transaction involving Bats and CBOE, in connection with which Bats filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of Bats and CBOE may be filing with the SEC other documents regarding the proposed transaction. Bats and CBOE commenced mailing of the definitive joint proxy statement/prospectus to Bats stockholders and CBOE stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS AND/OR CBOE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136.

4Q16 Metrics

Supplemental Data

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4Q16 Net Revenue by Segment